SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

January 6, 2011

Dear Shareholder,

You are cordially invited to attend the Special Meeting of Shareholders of SodaStream International Ltd. on February 7, 2011, at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

Whether or not you plan to attend the Special Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Special Meeting of Shareholders. Accordingly, after reading the enclosed Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

Additional information about SodaStream is contained in our Registration Statement on Form F-1, which is available on our website at www.sodastream.com.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.
Gilboa Street
Airport City, Ben Gurion Airport 70100, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 7, 2011

We invite you to attend a Special General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream”). The meeting will be held on February 7, 2011 at 4:00 P.M. (Israel time), at SodaStream's principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel.

We are sending you this Proxy Statement because you hold SodaStream ordinary shares. You can vote your shares by attending the Meeting or completing and signing a proxy card. Our board of directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	the election of Mr. Eytan Glazer and Ms. Lauri Hanover as external directors of SodaStream, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999;
(2)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on February 7, 2010. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. In addition, by signing and returning the proxy card you are confirming that you do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you have a “personal interest” with respect to a specific resolution.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on January 7, 2011 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card on or about January 12, 2011 to our shareholders of record on the Record Date, and we will solicit proxies primarily by mail and email.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Annual Meeting.

You are also entitled to notice of the Meeting and to vote at the Meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date. If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to the Company at its offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel, Attn: Eyal Shohat, General Counsel at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum and Required Vote

On January 4, 2011, there were 18,447,862 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

The vote required for the approval of Item 1 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). In addition, the approval of Item 1 requires that the affirmative vote of the ordinary shares must either include at least one-third of the ordinary shares voted by shareholders who are not Controlling Shareholders (the “Non-Controlling Shares”), or the total number of Non-Controlling Shares voted against this proposal does not exceed one percent of the outstanding ordinary shares.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds fifty percent (50%) or more of the voting power at a General Meeting of the Company, or the right to appoint directors of the Company or its Chief Executive Officer.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count in the election of directors (Item 1 of this Proxy Statement). If you hold ordinary shares through a bank or broker and do not instruct the bank or broker how to vote in the election of directors, no votes will be cast on your behalf.

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.sodastream.com.

Our board of directors unanimously recommends that you vote `FOR` each of the two proposals under Item 1.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of January 4, 2011 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 18,447,862 ordinary shares outstanding as of January 4, 2011.

Unless stated otherwise, the information set forth in the table is based on the information contained in the Company’s Registration Statement, filed on Form F-1 with the Securities and Exchange Commission (`SEC`) on November 2, 2010. The Company has not independently verified information filed with the SEC by the Company’s shareholders on which the information set forth below is.

Name of Shareholder	Number of shares beneficially owned(1)	Percentage of outstanding Shares(2)
Fortissimo Capital Fund GP, L.P.(3)	5,159,451	27.97%
Real Property Investment Limited(4)	3,132,555	16.98%
Kendray Properties Ltd.(5)	1,876,080	10.17%
Alydar Partners, LLC(6)	1,290,000	6.99%
Clemente Corsini(7)	931,969	5.05%
All directors and executive officers as a group(8)	8,321,454	43.20%

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after January 4, 2011.
(2)	If a shareholder has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Fortissimo Capital Fund GP, L.P. is a Cayman Island limited partnership, which serves as the general partner of each of the following three parallel partnerships: (a) Fortissimo Capital Fund (Israel), L.P., an Israeli limited partnership; (b) Fortissimo Capital Fund (Israel-DP), L.P., an Israeli limited partnership; and (c) Fortissimo Capital Fund, L.P., a Cayman Island limited partnership. The general partner of Fortissimo Capital Fund GP, L.P. is Fortissimo Capital (GP) Management, Ltd., a Cayman Island corporation, which is controlled by Yuval Cohen, one of our directors. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Fortissimo Capital is 14 Hamelacha St., Park Afek, Rosh Haayin 48091, Israel.
(4)	These shares are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.
(5)	These shares are held of record by Kendray Properties Ltd (“Kendray”), a company incorporated in Gibraltar, whose shares are held by Line Nominees Limited as bare Trustee for Trazer Limited as to 25.05% (“Trazer”), Helen Holdings Limited as to 25.00% (“Helen Holdings”) and The Brooklands 2002 Settlement the remaining 49.95%. Trazer is a fully owned subsidiary of The Sorrento Trust (“Sorrento”), whose trustees are Belvedere Trustees Limited (“Belvedere”). The directors of Belvedere are Nadine Marie Collado, Raquel Moss, Lesley Anne Nuttall and Christopher George White. The class of potential beneficiaries of Sorrento currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The shares of Helen Holdings are held by Line Holdings Limited as bare nominee for Line Trust Corporation Limited (“LTCL”), a professional trustee company constituted under the laws of Gibraltar, in its capacity as trustee of a discretionary settlement, The Helen Trust (the “Helen Trust”). The directors of LTCL are Moshe J. Anahory, Juan X. Chincotta, Albert A. Mena, Peter C. Montegriffo, Raquel Moss and Desmond R. Reoch. The Trustees of the Helen Trust are also Belvedere. The potential beneficiary of the Helen Trust is currently Elisabeth Smith. The Trustees of The Brooklands 2002 Settlement (“Brooklands”) are LTCL and Maurice Moses Benady, one of our directors. The class of potential beneficiaries of Brooklands currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The board of directors of Kendray, consisting of Moshe Jaacov Anahory, Maurice Moses Benady and Christopher George White, has the power to vote and dispose of the ordinary shares held by Kendray. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Kendray is 57/63 Line Wall Road, Gibraltar.
(6)	As of November 4, 2010, based on information included in a Schedule 13G filed by Alydar Partners, LLC with the SEC on November 5, 2010. The holdings of Alydar Partners, LLC are split as follows: Alydar Fund, L.P.: 16,396 shares; Alydar QP Fund, L.P.: 192,228 shares; Alysheba Fund, L.P.: 4,133 shares; Alysheba QP Fund, L.P.: 113,079 shares; Alysun Fund, L.P.: 10,595 shares; Alysun QP Fund, L.P.: 43,938 shares; Alydar Fund Limited: 461,682 shares; Alysheba Fund Limited: 418,909 shares; Alysun Fund Limited: 29,040 shares. The address for Alydar Partners, LLC is 222 Berkeley Street, 17th Floor, Boston, Massachusetts 02116.
(7)	Mr. Corsini’s address is Rue du Coq, 94a, B-1180 Brussels, Belgium.
(8)	Includes: (i) 1,876,080 ordinary shares beneficially owned by Kendray Properties Ltd. and 469,020 shares owned by Keswick Properties Ltd. These shares may be deemed to be beneficially owned by Mr. Benady, one of our directors, who is a director of both companies. Mr. Benady’s address is 57/63 Line Wall Road, Gibraltar; (ii) 5,159,451 ordinary shares beneficially owned by Fortissimo Capital Fund GP, L.P. — see footnote (3) above; and (iii) 816,903 ordinary shares and options to purchase ordinary shares beneficially owned by our directors and officers. Our directors and officers disclaim beneficial ownership of the shares owned by the foregoing entities except to the extent of their pecuniary interest therein.

ITEM 1 — ELECTION OF EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the NASDAQ Global Select Market, are required to appoint at least two external directors within three months following the completion of the offering. A person may not serve as an external director if, at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, the person’s partner, the person’s employer, or anyone to whom that person is subordinate, whether directly or indirectly, have or have had any affiliation with (1) the Company; (2) the Company’s controlling shareholder at the time of such person’s appointment; or (3) any entity that is either controlled by the Company or under common control with the Company at the time of such appointment or during the prior two years.

The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant and the spouse of each of these persons.

The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Israeli Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of the Company’s other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the NASDAQ Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then neither of the Company’s external directors is required to possess financial and accounting expertise as long as both posses other requisite professional qualifications. The board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financials statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Our board of directors recommended that Mr. Eytan Glazer and Ms. Lauri A. Hanover be elected as external directors for a three year term. Mr. Eytan Glazer and Ms. Lauri A. Hanover each satisfy the requirements mentioned above, and are both qualified to serve as external directors under the Israeli

Companies Law. Both external directors are required to serve on the Company’s audit committee, and at least one external director is required to serve on each of the other committees of the Company’s board of directors that are authorized to exercise the powers of the Company’s board of directors. Ms. Hanover will serve on the Company’s compensation committee and Mr. Glazer will serve on the nominating and governance committee.

The board of directors has determined that Mr. Eytan Glazer and Ms. Lauri A. Hanover each satisfy the Israeli Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules.

The nominees for election as external directors are:

Eytan Glazer.  Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL WorldGroup, Inc. Mr. Glazer holds a B.Sc in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri A. Hanover.  Since April 2009,Ms. Hanover has been the Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., an Israeli medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli software and analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Proposed Resolutions

We are proposing to adopt the following resolution:

“RESOLVED, that the election of Mr. Eytan Glazer to the Board of Directors of SodaStream International Ltd., to serve as an External Director for a three-year term until February 7, 2014 be, and it hereby is, approved.”

“RESOLVED, that the election of Ms. Lauri A. Hanover to the Board of Directors of SodaStream International Ltd., to serve as an External Director for a three-year term until February 7, 2014 be, and it hereby is, approved.”

The vote required for the election of Mr. Eytan Glazer and Ms. Lauri A. Hanover as external directors is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions). In addition, the approval requires that the affirmative vote of the ordinary shares must either include at least one-third of the ordinary shares voted by shareholders who are not Controlling Shareholders (the “Non-Controlling Shares”), or the total number of Non-Controlling Shares voted against this proposal does not exceed one percent of the outstanding ordinary shares.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds one fifty percent (50%) or more of the voting power at a General Meeting of the Company, or the right to appoint directors of the Company or its Chief Executive Officer.

Our board of directors unanimously recommends that you vote “FOR” each of the two proposed resolutions.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC on November 2, 2010, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of SodaStream’s website at www.sodastream.com. In addition, on November 29, 2010, the Company filed a press release on Form 6-K regarding its business and financial results for the three months ending September 30, 2010. Shareholders may obtain a copy of these documents without charge at www.sodastream.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

Airport City, Israel
January 6, 2011

SODASTREAM INTERNATIONAL LTD.

FORM OF PROXY

For use by shareholders of the Company at the Special Meeting of the Shareholders to be held on February 7, 2011, at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment thereof.

(Please use BLOCK CAPITALS)

I

of ,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint any of Daniel Birnbaum, the Company's Chief Executive Officer, Daniel Erdreich, the Company's Chief Financial Officer, or Eyal Shohat, the Company's General Counsel and Corporate Secretary, as my proxy to vote for me and on my behalf at the Special Meeting to be held on February 7, 2011 at the Company’s offices at said address (the “Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

Resolutions	For	Against	Abstain
that Mr. Eytan Glazer be elected as an external director of the Company as of February 7, 2011 for a three-year term until February 7, 2014 that Ms. Lauri A. Hanover be elected as an external director of the Company as of February 7, 2011 for a three-year term until February 7, 2014.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Dated  Name  Signature

To be valid, this form of Proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-9736673 (Attn: Eyal Shohat); scan and email it to eyals@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

1.	Any alterations to this form must be initialed.
2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.
3.	The complete form of the proposed resolutions and any ancillary documents, may be viewed – at the offices of the Company at its above mentioned address, on Sunday – Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Eyal Shohat at 972-3-763-2301.